Exhibit 3.1

AMENDMENT NO. 1 TO THE

THIRD AMENDED AND RESTATED BYLAWS

OF

FORWARD INDUSTRIES, INC.

Pursuant to Section 601 of the New York Business Corporation Law and Section 801of the Third Amended and Restated Bylaws (the “Bylaws”) of Forward Industries, Inc. (the “Company”), the Bylaws are hereby amended as follows:

Article II, Section 205 of the Bylaws is amended and restated to read as follows:

Section 205. Quorum; Vote Required. At any meeting of shareholders, the holders of one-third (33.3%) of the shares entitled to vote then issued and outstanding, present in person or represented by proxy, shall constitute a quorum, except as otherwise provided by law or by the certificate of incorporation. Except in the case of the election of directors, when a quorum is present or represented at any meeting, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the shareholders, except where a larger vote is required by law, by the certificate of incorporation, or by these bylaws.

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

As approved via Unanimous Written Consent by the Board of Directors effective June 16, 2025.